UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2022

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On May 16, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), issued a press release announcing its First Quarter 2022 Financial Results.

The Company’s press release is filed as Exhibit 99.3 to this Report and is incorporated herein by reference.

Attached hereto and incorporated herein is the Registrant’s Financial Results for the Three Months Ended March 31, 2022 and March 31, 2021.

Exhibit No.	Description
99.1	Siyata Mobile Group, Inc. Financial Results for the Three Months Ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2022
99.3	Press Release dated May 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: May 17, 2022

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